Leesport Financial Corp.
1240 Broadcasting Road
May 15, 2007	Wyomissing, PA 19610-0219

voice 610.208.0966
fax 610.372.5705

Mr. Mark Mahar
U.S. Securities & Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re:	Leesport Financial Corp
File No. 000-14555

Dear Mr. Mahar:

We are confirming the actions to be taken as a result of our conference call of May 14, 2007.

Although we respectfully disagree with your staff’s interpretation of both the facts and the principles related to our early adoption of SFAS 159, we do thank the staff for their professionalism and courtesy extended during this process.  We accept the final recommendation of the SEC staff, which was to treat the securities transaction as a first quarter 2007 income statement transaction and approval of our SFAS 159 treatment for the Junior Subordinated Debt.  Accordingly, we will file our Form 10-Q for the quarter ended March 31, 2007 today, May 15, 2007.

It is our understanding that this inquiry is now complete.  We appreciated the opportunity to discuss the facts, timelines and circumstances related to our institutions specific interpretation and early adoption of SFAS 159.

Thank you for your assistance and understanding throughout this review process.

Sincerely,

/s/ Robert D. Davis
Robert D. Davis
President & Chief Executive Officer

cc:	Mr. Edward C. Barrett, Executive Vice President and Chief Financial Officer
Mr. Alfred J. Weber, Chairman of the Board
Mr. Andrew J. Kuzneski, Jr., Vice Chairman of the Board and Chairman of the Audit Committee